Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges - Continuing Operations

(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008

Earnings:
Net income (loss) from continuing operations	$64,960	$22,786	$531,421	$(16,417)	$(11,724)	$(13,217)	$(1,231,329)
Add:
Cash distributions of income from unconsolidated joint ventures	3,375	160	3,910	20	—	3,465	1,975
Provision (benefit) for income taxes	21,577	376	(453,234)	(56)	(557)	(96,265)	(5,495)
Homebuilding interest amortized to cost of sales and interest expense	58,547	47,187	110,298	94,804	100,739	134,188	93,551
Interest portion of rent expense	250	250	500	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	1,281	(2,668)	(2,090)	207	1,166	(4,598)	(150,875)

Earnings:	$147,428	$73,427	$194,985	$78,644	$87,792	$33,269	$(989,923)

Fixed charges:
Homebuilding interest incurred	$68,553	$70,620	$141,827	$140,905	$110,358	$107,976	$137,398
Interest portion of rent expense	250	250	500	500	500	500	500

Fixed Charges	$68,803	$70,870	$142,327	$141,405	$110,858	$108,476	$137,898

Ratio of Earnings to Fixed Charges	2.1	1.0	1.4	0.6	0.8	0.3	(7.2)

Amount of additional earnings needed to cover fixed charges:	$—	$—	$—	$62,761	$23,066	$75,207	$1,127,821